# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TruGolf Holdings, Inc., CIK 0001857086
CUSIP: 243733409
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 60 North 1400 West, Centerville, Utah (UT), 84014
Date of event which requires filing of this statement: 01/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- Sandtrap Opportunities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 539,133; sole dispositive power 0; shared dispositive power 539,133; aggregate amount beneficially owned 539,133 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 539,133; sole dispositive power 0; shared dispositive power 539,133; aggregate amount beneficially owned 539,133 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 539,133; sole dispositive power 0; shared dispositive power 539,133; aggregate amount beneficially owned 539,133 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 539,133; sole dispositive power 0; shared dispositive power 539,133; aggregate amount beneficially owned 539,133 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 539,133; sole dispositive power 0; shared dispositive power 539,133; aggregate amount beneficially owned 539,133 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: TruGolf Holdings, Inc.
Address of issuer's principal executive offices:
60 North 1400 West
Centerville, Utah 84014

## Item 2. Person Filing
Name of person filing:
Sandtrap Opportunities LLC*
ATW Opportunities Master Fund II, LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
Sandtrap Opportunities LLC - Delaware
ATW Opportunities Master Fund II, LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sandtrap Opportunities LLC - 539,133*
ATW Opportunities Master Fund II, LP - 539,133*
ATW Partners Opportunities Management, LLC - 539,133*
Kerry Propper - 539,133*
Antonio Ruiz-Gimenez - 539,133*

*The Class A Common Stock (the "Shares") reported herein represents the approximate number of Shares which Sandtrap Opportunities LLC (the "Holding Company") has the right to acquire within sixty (60) days through the exercise of Series A Preferred Stock (the "Preferred Stock") issued by TruGolf Holdings, Inc. (the "Issuer"). The Holding Company is wholly owned by the private fund, ATW Opportunities Master Fund II, LP (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (the "Control Persons," and collectively with the Holding Company, the Fund, and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

The Holding Company's Preferred Stock is subject to a blocker which prevents the Holding Company from exercising and/or converting its Preferred Stock into Shares to the extent that, upon such exercise or conversion, the Holding Company, together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker").

As such, the percent of class reported herein gives effect to the Blocker and is based upon a statement in the Issuer's DEF 14A filed on January 26, 2026 that there were 4,857,445 Shares outstanding as of January 20, 2026 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion of its Preferred Stock subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Sandtrap Opportunities LLC - 9.9%
ATW Opportunities Master Fund II, LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
Sandtrap Opportunities LLC - 0
ATW Opportunities Master Fund II, LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
Sandtrap Opportunities LLC - 539,133*
ATW Opportunities Master Fund II, LP - 539,133*
ATW Partners Opportunities Management, LLC - 539,133*
Kerry Propper - 539,133*
Antonio Ruiz-Gimenez - 539,133*
Sole power to dispose or to direct the disposition:
Sandtrap Opportunities LLC - 0
ATW Opportunities Master Fund II, LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
Sandtrap Opportunities LLC - 539,133*
ATW Opportunities Master Fund II, LP - 539,133*
ATW Partners Opportunities Management, LLC - 539,133*
Kerry Propper - 539,133*
Antonio Ruiz-Gimenez - 539,133*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Sandtrap Opportunities LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (02/04/2026)
- ATW Opportunities Master Fund II, LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (02/04/2026)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/04/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (02/04/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/04/2026)